

September 4, 2012

Via E-mail
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
McKesson Corporation
One Post Street
San Francisco, California 94104

> **Re: McKesson Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 2, 2012**
> **File No. 001-13252**

Dear Mr. Campbell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

McKesson Specialty Health, page 6

1. We note the references in this section and elsewhere in your annual report to specialty drugs and services. Please advise us, with a view to disclosure, how you define the term "specialty" and what factors you consider when determining whether a product or service is considered to be a specialty product or service. Also tell us whether or not the definition is based on an industry, regulatory or other source and whether, to the best of your knowledge, your use of the term "specialty" is the same as or comparable to what is used by other pharmaceutical distribution companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jeffrey C. Campbell
McKesson Corporation
September 4, 2012
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director